Exhibit 1.2

chinadotcom corporation

chinadotcom Announces Management Changes At Pivotal

Hong Kong – April 5, 2005 – chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com) (“CDC Corp”) today announced management changes at Pivotal Corporation, the company’s Customer Relationship Management software division.

Mr. Keith Oliver, the company’s Chief Financial Officer, will assume the role of interim CEO of Pivotal.McKinsey & Company, the international management consultancy firm, has been appointed as Special Advisors to the interim CEO of Pivotal and the Executive Chairman and CEO of CDC Corp, Dr. Raymond K.F. Ch’ien. McKinsey & Company will advise on a range of strategic and operational issues.

The company has also initiated a search for a new CEO at Pivotal.

“Pivotal is an important operating company with a strong management team. It has gained significant market momentum over the last year,” said Dr. Ch’ien. “Our plan is to enhance this momentum by further investing in Pivotal to accelerate research & development initiatives and increase market share in the mid-enterprise market.”

Former president and CEO of Pivotal, Divesh Sisodraker, has decided to leave Pivotal to pursue career opportunities in the United States. Ch’ien added, “We appreciate the many contributions that Divesh has made to Pivotal and chinadotcom. We wish him well in his new endeavors.”

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company in China and internationally. The company has approximately 1,800 employees with operations in over 14 countries.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the ability of participation in the Microsoft Partner Program to drive business success for customers, improve the ability to service customers, and provide more opportunities to market and sell solutions, as well as statements relating to the plan to achieve Gold Certified Partner accreditation for all of CDC Software’s subsidiaries in the Asia Pacific region. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including the following: market conditions for the company’s enterprise software solutions in China, the ability of the company to leverage on the Microsoft Partnership Program to market its products and services, the need to develop, integrate and deploy applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with the company’s enterprise software products, and the continued commitment of customers to deploy the solution. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by chinadotcom corporation, including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Investor Relations
Media Relations	Craig Celek
Anne Yu	Vice President, Investor Relations
Tel: (852) 2237 7020	Tel: 1-212-661-2160
Fax: (852) 2571 0410	Fax: 1-646-827-2421
e-mail: anne.yu@hk.china.com	e-mail: craig.celek@hk.china.com